Filed by Total System Services, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Total System Services, Inc.

Commission File No. 001-10254

Date: June 6, 2019

The following is a transcript of a presentation and Q&A session by M. Troy Woods, Chairman and CEO of Total System Services, Inc. (“TSYS”) and Jeffrey S. Sloan, CEO of Global Payments Inc. (“Global Payments”) which took place on June 5, 2019, a recording of which was subsequently made available to all team members of TSYS on June 6, 2019.

Transcription of Townhall June 5, 2019

Corporate Participants:

M. Troy Woods, Total System Services, Inc. – Chairman, President & CEO

Jeffrey S. Sloan, Global Payments Inc. – CEO & Director

Troy Woods:

Good afternoon. I think there are a few people still coming in in the back. There’s still some room up front, like church – come on in. Well, I do appreciate very much everybody making an effort, and I understand we might have maybe upwards of 500 on the telephone calling in. And, particularly on such short notice. I think this just went out some time late yesterday afternoon. But, obviously a few things have been going on over the past week and I’m not going to go over all of that. I think that between the last Tuesday’s meeting and the videos, and the town halls that we’ve had, you never can say it enough. But I do want to take just a few minutes and tee up a couple things and chat about it and I’ll introduce Jeff and make a few comments. And I know Jeff will have a few things he wants to say as well. But, you know maybe, maybe the biggest question I’ve gotten over the past week and a half is, “why would TSYS do this?” You know, what’s in it for TSYS, why would TSYS do this, position of strength — doing well and, I thought I’d kind of revisit that a little bit if you will and talk about that. And, I think there are many, many reasons why TSYS would consider what we’ve done. In no particular order, but I think the best place to start is probably Jeff and his management team. I’ve known Jeff for over 20 years. They run an exceptionally great company. I made this comment on the call last Tuesday that we have this compelling opportunity to create a peach state powerhouse. Of course, Global’s in Atlanta, we are here in Columbus. They were founded in Atlanta. We were founded here. It’s just a compelling story and I think given the opportunity to work, and Jeff will introduce his team, but given the opportunity to work with such a great, experienced management team like Jeff and his team is probably one of the best places to start.

We’ve talked a lot about in our management meetings and leadership meetings about scale. And I’ve had a few people say, well uh, gee it’s not like we were some little ole’ startup. You know, we’re a 17, 18 billion dollar company. And that’s accurate. And Global was whatever, 21+ billion when we signed our deal last Monday. And, that’s great. So, okay, you’ve got what a 44 billion dollar company, and that is big. I know everything’s relative. But when you look around in the market today, you think about scale and all of you’ve seen you know what’s gone on with FIS buying Worldpay, Fiserv buying FDC, those two companies alone would be somewhere north of 80 billion dollars in market capital. So, when we close our deal, we’ll be, well hopefully we will be a lot bigger than we are today at the numbers, right, but call it 45+ billion. So it’s all relative. And scale is extremely important. And I know you’ve all heard me say many times that scale for scale sake to us is not what drives us. We wanted to be bigger and more relevant where we play, and we play in issuing processing, we play in consumer solutions, and, of course, for about ten years we’ve played in merchant acquiring. And that’s where we want to play. So when you think about you know TSYS and Global coming together, that’s exactly what we get. We get that massive scale, we get to grow where we play. No more. No less.

We don’t have any interest in being in mortgage processing, installment loan processing, treasury management services, that’s not how Jeff or I see the future of what we do. And so, it just it became really compelling. I think another reason, and we talked about this a lot, all of you should know our vision – I used to challenge you on those grade A words – but to be the leading global payment solutions provider. And so when you think about putting this combination together, again, this combo goes a heck of a long way to checking that box to be the leading global payments solution provider. And as all of you probably know, at least the Merchant people know, for the last two years we’ve had a very aggressive aspirational goal of becoming the number one SMB merchant player in the United States. And that is a really aspirational goal from where we were. Again, hooking up with Global and this partnership absolutely checks that box as well. We are, we will be the dominant number one SMB player in all of the United States. I think another reason, you know back to the great partnership with Jeff and his team, is the way we put this thing together and we build it and we will continue to build it as a merger of equals. And I’ll spend a little bit of time on that if needed – maybe there will be a question of it. But, when you think about the ownership that our shareholders will have – you know, it’s 48 percent with Global at 52. The Board of Directors are going to be split down the middle. Paul Todd as we’ve indicated is going to be CFO of this combined company, and so forth and so on. It truly is co-location headquarters, it truly is a partnership and merger of equals. And maybe two other quick things. So when you think about their merchant business, which is like four times bigger than our merchant business, the companies are almost identical in every aspect, revenue, EBITDA, free cash flow—there’s hardly a nickel difference in the size of the companies in those metrics. So when you think about what we’ve also looked at for the past few years in our merchant business, uh as you know in our issuing business we’re all over the globe, but in our merchant business we are only in the United States. And we’ve talked a lot about how do we find the right path to the sea, how do we get out of the United States, and grow our merchant business like we’ve been so successful growing our issuing business. Well, and I’ll let Jeff get into his details, but this absolutely checks that box. They’re in like 32 countries in merchant acquiring. 8 or 900 million dollars in revenue. We have zero. And, one more last point, and I’ll move on. We’ve also talked for the last few years, about should we own software and thinking about that in the merchant category beyond just being partners with ISVs and that kind of thing and Jeff and his team have made that pivot. I guess it started with Heartland and they have been very aggressive and two or three or four acquisitions since then. And, I think they’ve got 8 or 900 million dollars of what they call owned software. Again, we have zero on the merchant side. So I think all of those reasons, there are others, but that’s kind of the reader’s digest version of why we sat down and said it just makes sense. So, I’ll stop there. I did mention that I’ve known Jeff for about, well somebody corrected me this morning, it’s 23 years. I’ve been saying roughly 20 – going back to 1996. So we go back. We have a long history. I’ll let Jeff talk about his background and all that, but we are delighted to have Jeff and most of his management team here today. Particularly, Cameron and Jeff because they flew in from Mexico this morning and that takes a commitment as we all know to keep that commitment when we said today for lunch and coming in and have a town hall. So, we’ll have some questions at the end. We’ll be glad to take some from the audience as well. Let me turn it over to you, Jeff.

Jeff Sloan: Can you guys hear me okay?

Troy Woods: You may not be on. I thought you ran a technology company.

Jeff Sloan: I’ve never actually been to a technology company where the technology works when you are actually the leader. Have you ever seen that happen with conference calls and videos. It’s the Steve Jobs with Apple. You don’t want to get up and demo the new Apple and the thing doesn’t work.

But, thank you Troy for what you said and it’s really a privilege and an honor to be here with everybody today at TSYS. I really wanted to do two things this afternoon. The first thing I wanted to do is to give you a little more background on Global Payments, and Troy I think did an outstanding job why this partnership makes so much sense, but let me give you a little bit details on Global Payments in case you don’t already know and I think that helps inform some of the things that Troy just said. The second thing I want to mention is the importance of culture to your business at TSYS to our business at Global Payment and that’s something we spent a lot of time on. I think the companies are very similar, but I think it’s important for you to hear how important it is to both of us and to TSYS and Global Payments to combine the best of the strengths of our two cultures. Let me start first with some of the facts. I think Troy really touched on this a bit too. So take, Global Payments and TSYS are really about the same size. Some facts you may not know – we are a global payments, prior to the TSYS partnership, we’re in 32 countries as Troy said. We actually do business in about 60. So, very similar to TSYS are home is here in Georgia. Our home is here in the United States, which is about 70 percent of our revenue almost, the identical really to TSYS, but we do about a Billion dollars of revenue today at Global Payments outside the United States. Very similar to TSYS in Europe where Gaylon and teams spend a lot of time. I’m going to come back to that because I think it really ties to how important the card issuing business is to what we do and where additional opportunities for consumer solutions will be. But I also want to say that we are physically present in 13 countries in Asia. So, of course TSYS has a fantastic partnership with China Union Pay and CP Data in Asia. We too have a very large, at Global Payments, a very large business across greater China, which I would say is mainland China, Hong Kong, Twain and Macau. But we are also in 8 or 9 other geographies in Asia Pacific, which I think is a fantastic opportunity to me for the issuing business and for the consumer solutions business. So, while we look a lot alike with TSYS and Global Payments in terms of the markets that we’re in we have slightly different areas of emphasis. Us being, Global Payments, being in Asia Pacific, TSYS being in North

America, South America and Europe, and together I think that’s very complimentary. Let me also give you a few other statistics, which I think are interesting. On a combined basis, to Troy’s point about scale, our combined partner of companies will do about 50 billion in transactions a year. That’s a really big number. When Troy spoke last week on the call, Troy I think you actually had done the math, I can’t remember it off hand, but it was say something like it 30 million a day, whatever the math was, to get to 50 billion a year. Whatever that math is per day. So, really there isn’t an element of the financial technology universe that TSYS and Global Payments won’t be touching on a given day. Now, what does that really mean in the real world? What that means is every time you go to a gas station, every time you use your card, every time you buy something online, not just here in the United States, but really around the globe in every market where it matters, from a size point of view, TSYS, Global Payments, are doing the same thing together – and capturing all that consumer spend and all that share. So really a terrific combination from that point of view. A little bit more detail, Troy alluded to, our focus together on small to mid-size merchants – on a combined basis when you look at Cayan, when you look at TransFirst and you look at Global Payments, which has similar businesses in Open Edge and in Heartland, on a combined basis we’ll do – now I always say this – CFOs can’t really listen, so Paul and Cameron, when I give number because I like to round up and CFOs just things and Dorenda’s probably in the same boat, round down. But I would say on a combined basis, our integrated payments business is Cayan and Open Edge will be about a billion dollars of revenue. I rounded up, it is probably more like 900, but a billion sounds really good. So, a billion dollars of revenue. That’s why I said it that way. On a combined basis, TSYS’ e-commerce businesses, primarily right here in the United States, and Global Payments e-commerce and omni-channel businesses will do worldwide about a billion dollars of revenue. Those two businesses alone are integrated businesses – our e-commerce and omni-channel businesses will be two billion dollars in revenue and among the largest businesses in the world doing what we do and based all right here in Georgia. Now, of course, we have a lot of offices around the world and we are very cognizant of the diversity of our people and our employees, which I will come back to. But we are very proud, as you can see on the slide, very proud that we’re both headquartered right here in Georgia and really about a hundred miles away between Atlanta and Columbus. Now, as we said at the time of the announcement, it is incredibly important for us to keep our headquarters in Columbus, as well as in Atlanta. And that’s something that’s very important to the two of us – that’s where our people are, where they live and work – that’s what’s important to the combined company – like we said we have no intention of changing any of those things. And, I think that’s unique really to this kind of partnership between TSYS and Global Payments. The other thing I wanted to comment on is I do want to leave time for questions is the importance of culture. As you see around the building at TSYS and Troy and I spent a lot of time on this, when discussing our partnership over the last few months, people-centered payments – the way TSYS approaches its business and the way TSYS approaches its colleagues is very similar to how Global Payments thinks about its business and its colleagues. I want to give you an example. At Global Payments, one of the things we like to say is that the most important thing in our business around the world is out people. The quality of our people. Attracting people, motivating our people, retaining our people, promoting our people, giving our folks opportunities around the world, to do what they want to do. Doesn’t matter if it is a technology company or a financial services company or anything else, the most important in our company today is you. The people who are doing all the hard work every single day. And I think we share a common view that we wouldn’t be anywhere in any of our businesses around the world without your help and without the quality of our people around the world. So we’re very, very grateful for what you do for us every single day and we thank you in advance for all the hard work that you’ve done and what you’re going to do for us going forward, that’s kind of point No. 1. Point No. 2, when we talked about the quality of the financial institutions and the card issuer partnerships that TSYS has Paul was with us, Paul Todd was with us on the road last week with investors in New York and Boston, it’s a partnership, so when we shake someone’s hand and we tell them this is how we think about conducting our business, we don’t need to look at a contract our word is our bond, what we tell people is what we’re prepared to do. And I think TSYS and Global Payments have perched their businesses very similarly. So when we tell our partners, our bank partners, around the world “Listen, it’s important that we be investment grade” that’s exactly what we’re going to do, it doesn’t matter if you [inaudible] somewhere or not. So at the end of the day treating others the way we want to be treated, handling things the right way the first time and every time is incredibly important to both of our businesses and raising your hand when you don’t see that happening is also very important I think to both of our businesses so Troy and I had a lot of conversations over the last couple of months about the importance of culture, the quality of our employees, what this partnership would do in terms of bringing more opportunities and more investments for what the combined company can do for our people is incredibly important to the success of our combined businesses and you don’t often hear that in transaction like this, but that’s what I think is so distinctive about the partnership that we agreed to in the last week.

Jeff Sloan: And with that, Troy, I’d be happy to… I’m sure we’d both be happy to take any questions.

Troy Woods: Do you want to introduce your team?

Jeff Sloan: Sure. There are four folks here with us today from Global Payments, in the front row.

Cameron Bready, our CFO

Guido Sacchi, our Chief Technology Officer

David Green, our General Counsel

And Joshua Whipple, head of Strategy and Corporate Development for Global Payments

Troy Woods: Good job. Thank you. I thought we did have some questions texted in earlier today. Toni may have some of those. And again, we can intersperse them with questions from the audience. So Toni, take it away.

Moderator (Toni): Ok we’ll start with the first question. And Jeff this one is for you. What is the work culture like at Global Payments? Is it similar to TSYS, our people-centered, performance-driven culture. I think you’ve just talked about some about that. Can you give us another example?

Jeff Sloan: You know, I saw that question coming, which is why I answered it in advance. . . But no seriously. Um, Listen. What I would say is I think the cultures are incredibly similar between the two companies. So our perspective on the right way to manage a business is you’re not successful unless those folks who are working for you are more successful than you are. And it’s your responsibility to help your teammates. Almost nothing gets done at Global Payments — and I’m sure this is true at TSYS too – nothing gets done at Global Payments that’s done by one individual. It’s always part of a team. And that includes me and Cameron and everybody in the front row all the way down to somebody who just started the company just the other day. And I’m sure TSYS feels similarly. It’s our responsibility to provide for their betterment to make sure they’re getting the training and support that they need. We’ve made a very big initiative over the last number of years at Global Payments – and I know so has TSYS – in Inclusion and Diversity. It’s very important to our business And it’s important for a number of reasons. First of all. It’s just the right thing to do. Treating other people the way you want to be treated is just the right way to go about life. The way I think about our business is that we’re fortunate to be where we are. People have choices in life. They don’t need to work for us or with us. And we want people to raise their hand when we say “I want to work with you. I want to work for a company like that.” And that’s particularly true, um, as we go forward in a new technology environment. Where the quality of what we’re selling is the quality of our people. Treating others the way they deserve and we want to be treated is incredibly important. We at Global Payments have rolled out a number of initiatives. I know TSYS has too. Around women’s networks. Around pride – we’re sitting here in pride month – around pride efforts — most recently. we’re very proud of our track record in doing the right thing. That doesn’t mean that we can’t be a lot better in what we do. And we need to be a lot better in what we do. One of the conversations Troy and I had is what does the company look like after the combination between the two. And, of course, it hasn’t finished yet but sitting here today — what do we think the company looks like at the Board level, at the senior executive level? How diverse is it? I hope that what you’ll see — and it’s not quite finished yet — but I hope what you see is — I expect us to have one of the most diverse boards of directors of any public company in the world. The very first day. So it’s not just something that we like to talk about. It’s actually something that we’re doing. It’s something that we’re living and breathing. And you know we don’t just do this because we’re selfless. We do this because if you want the very best people. You have to cast the widest net and you have to promote and represent and enhance the opportunities for everybody or you’re not going to get the very best people. So, in addition to being the right thing to do, I absolutely believe it’s the best thing to do as it relates to what the company should look like.

Troy Woods: Why don’t you mention the – I forget the name of it – but your Give Back Day, your Worldwide Day of Service.

Jeff Sloan: Yeah, so this is something — in all fairness, I plagiarized this from someone else. This wasn’t just my idea. I think I told Troy this story. So when I was working in banking many years ago. We had something similar to this. So what we do at Global Payments is twice a year, we have what we call our day of service which is where everyone at the company, now mind you this in 32 countries and eight different primary languages, and I’m sure TSYS is very similar to this. Twice a year usually in April and October. Every office in the would picks a volunteer service that they want to do. So for example here in Atlanta, most recently, it was volunteering at Susan Komen it was building a house at Habitat for Humanity. In our Hong Kong office, it was cleaning up a public park and repairing a beach. We’ve also done Ronald McDonald House and everything else. And what it means is all of us go out and volunteer. So it’s not financial in nature. We dedicate a day twice a year during the workweek all together at the same time where we give back to the communities in which we live and work. And while our people give back all the time and you may say, “gee how distinctive is that. You know, our folks always volunteer.” What’s distinctive is we’re all doing it together on the same day at the same time all around the world. So what I said to Troy was when I’m driving into the office in Atlanta in the morning the folks in our Asian offices are finishing the day because they’re 12 hours ahead in general. So they’re finishing their volunteer day at that time and at that time that our colleagues in Europe are halfway through at lunch hour. But we’re all giving back at the same time. Just in the most recent day in April of 2019. I think in that one day our folks gave back over 9,000 hours in that one day of volunteer investment in the communities where we live and work. So it’s a business. I get that it’s a business. But it’s incredibly important to us that our culture be at the front of what we’re trying to communicate. And I think, and I know actually from conversations with our folks, that it’s incredibly important to our people around the globe.

Moderator (Toni): We do have a number of questions that were texted in but we also want to take some in the room. So if you do have a question. If you’ll do me a favor and raise your hand. And I have Dawn down here and Jeri is up there who can run a microphone to you. We want to make sure you have a mic so the folks on the phone, listening in, will be able to hear the questions as well. So will move onto the second question. And this is for you, Troy. How does this merger benefit TSYS employees?

Troy Woods: Well I think I’ve touched on some of that already. And even Jeff a minute ago talked about opportunities and investments. So when you think about putting these two companies together with 3 and a half billion dollars of EBITA and 2 and a half billion dollars of pre-cash flow, it gives you these opportunities to make these investments that otherwise, perhaps standalone, it would be much more difficult to do. So it clearly gives these people opportunities. I mention in the Merchant business, for instance, they’re four times bigger than we are in Merchant Acquiring. They’re in 32 countries outside the United states. We’re in zero in Merchant Acquiring so again it gives opportunities. Jeff and I’ve spent a lot of time talking about where we see some opportunities with our FI’s, particularly our global FI’s to be able to create bank partnerships, referral relationships, maybe joint ventures, because we have so many good FIs. And again it just creates more opportunities. So we’re convinced, look there’s 24,000 people in this new combined company that’s going to create a lot of opportunities for a lot of people.

Moderator (Toni): Ok, any questions in the room now? Well, we’ll move along. This one is again for you, Troy. Why is Issuer Solutions operating under TSYS instead of Global Payments?

Troy Woods: Do you want it to be Global Payments? Again, Jeff and I have spent a lot of time talking about a lot of stuff over the past few months. And, maybe a few thoughts — one, obviously we all know how we got started in the businesses as third party issuer processer — whatever you want to call it — Issuer Solutions today — under the brand of Total Systems Services Inc. which, kind of like Federal Express, eventually became TSYS, like FedEx. So that’s how we go to market. And granted somebody said well don’t you go to market in Merchant today under TSYS Merchant Solutions. Well we do but again that’s not a 10-year business, so it doesn’t have the name recognition or at least the connectivity, if you will, to Merchant like Issuing. And as you all know Issuing is 40 to 45 percent of our revenue today at this company. So quickly Jeff and agreed to keeping the name TSYS in a town that’s got 5,000 employees in this town. It is how we go to market with our Issuing business and that’s the brand that we should keep. And he was quick to point out too, it just hit me, to remind me that when they acquired Heartland, they kept the Heartland brand. The Heartland brand was bigger in SNB world, I guess, than Global, back whenever, three or four years ago. So they still have that brand as well. I guess in some ways and in a much smaller scale, we kept the Netspend brand. We go to market on our GPR and DDA business Consumer Solutions under the Netspend brand. So, it just seemed to make sense. So that’s why we landed there.

Jeff Sloan: I was just telling Troy this story at lunch. I think we have some early market validation. One of our European bank partners who works with us with Global Payments in Merchants called me yesterday and said “at the right time I really want to talk to TSYS about card issuer processing.” That was one of the largest banks in Europe. So I was telling Troy, that’s a great call to get. And they didn’t say “I want to talk to Global Payments,” they said “I want to talk to TSYS.” So not only have we already seen some of the very positive direction that we wanted in what we can do in revenue together. I think the market has told us that TSYS really has the premier brand and offering in Issuing, globally.

Troy Woods: And to my point earlier, we’re totally convinced many of our, particularly, International FIs have talked to us – have talked to Gaylon, have talked to Kelley – over the years — about Merchant Acquiring. And we don’t really have that type set up outside of the United States. And likewise, we’re all convinced that it’s going to be an opportunity to grow those partnerships both Issuing and Acquiring, internationally.

Moderator (Toni): OK, let’s check again if there are any questions in the room.

Troy Woods: Emily’s got one.

Audience Member (Emily): Thanks, Dawn. Someone’s got to get it started in the room. Troy and Jeff, and your team, thanks for taking time today. I’m Emily Edmonds. I run Media Relations in Corporate Communications here. During the announcement we talked about 300 million in cost synergies over the next three years. Obviously, a component of that is people. As we’re gearing up for a Q4 close, which is in four months, which is kind of crazy to think about, what does that look like from a people perspective from now through October. Jeff, obviously, you just talked a lot about how people are your most important asset. There’s going to be a lot of overlap and lot of redundancies from where I sit from a Corporate perspective as well from a Merchant standpoint. So I’m curious your thoughts on, from a people standpoint, over the next four months, what does that look like in terms of change and post-close what does that look like?

Jeff Sloan: Sure, do you want me to start, Troy?

Troy Woods: Sure, go ahead

Jeff Sloan: So, I would say for the next four months, it’s business as usual. But if you back up further I would say the nice thing about where we are particularly here in Columbus, Georgia two of three businesses you have are not businesses that Global Payments is in. Mainly the Issuer Processing business and Consumer Solutions. So, I would say in general 65 percent of TSYS doesn’t really overlap. Instead, those are markets that we’re very enamored of and really want to be big in and take into further geographies. But I view that as more of a revenue story on two-thirds of TSYS than a consolidation story. That’s kind of one point. The second point, is if you go in the Merchant business and other adjacent areas, which is the other 35 percent of TSYS I’d say there are a lot of opportunities in technology and facilities before you even get to people. So the way I really think about your question is “what can we do to consolidate technology environments” because we have multiple separate instances of front-ends, back-ends, charge backs, etc. And those are systems rather than people. What do we do with the facilities matter? We each have facilities in Alpharetta, Georgia; in Atlanta, Georgia; we’re in Midtown. I would tell you there’s great opportunities overseas, so there’s very good overlap geographically outside the United States in terms of physical presence in facilities between TSYS and Global Payments. Global Payments for example is looking at real estate in London. Guess what’s going to happen? We’re going to move over to TSYS? Right? Instead of getting a separate facility. So, I think you have to look at that as well as asking on the people side. Now on the people side, one of the most important things, in any of our businesses, when we combine them, and one of the key metrics for success that I always look at is: Can we sustain and enhance the rate of revenue growth of the partnership so it’s at the same or better rate after than before? To do that you really don’t want to disrupt or touch sales people. As well as all the folks helping them are critical to sustain the rate of revenue growth. I would say there are entire areas where you say let’s make sure we’re leading with our best foot forward. And that we’re retaining and enhancing as many of the folks who are driving the businesses in the first place. So, I think you step back. I think the simple answer to your question is for two-thirds of the company there really is no overlap. The second answer to your question is in areas where there is overlap there’s technology and facilities overlap which generally are not people-based. So, listen, time will tell. Whenever you’re combining businesses that have 24,000 people across a hundred virtual markets and 40 physical markets, clearly there are going to be conversations about overlap. But, I don’t think it’s the driving factor in terms of what we want to do with the partnership.

Troy Woods: I think the only thing I would add to that is if you look at the numbers from the last 12 months, the combined companies have hired over 1,000 people and I think that’s the kind of focus we should have. Back to Jeff’s point, you know, 24,000 we should focus on. We’re hiring a lot of people. I think we’d be disingenuous to sit here — stand here –-you know we publicly said 300 million in cost synergies over three years that we’re looking for. And Jeff’s done a great job of talking about this. It’s a lot more than just people. You have nine on your board? Or eight? Nine?

Jeff Sloan: Eight.

Troy Woods: Eight now with John coming off. But we’ve got nine on our board. Well, we’re going to have 12 combined. So that’s corporate expense that goes away. TSYS [will no longer be listed] on the New York Stock Exchange. On and on and on around cost takeout. So we’ve got to be very mindful of all of that. I’ve told our team and Jeff’s said the same thing. We’ve been through mergers and they’ve been through mergers. Both of us, so far, have been on the side of acquiring others. It’s not all — and this is very important, I think, to hear — It’s not all on the back of TSYS. You know, Jeff’s made it very clear, we’ve all made it very clear, that we’re going to take the best of – he mentioned London – the best of the city, the best of the infrastructure, the best of the locations, what makes sense. You know, If we’ve got 15 people in the location and they’ve got 200 people around the block, well, think about it, we’re going that way and vice versa. So, there will be changes I think, again, I’d just be disingenuous, over the coming months, we’ve just got to embrace that change. And as I say all the time, make it our friend and not our enemy. But there will be changes. And we’re going to do all that we can – trust me on this – to communicate, stay in front of it and let you know what’s going on.

Moderator (Toni): Any other questions in the room? Alright, we kind of touched on this a little bit just now but Jeff this is for you, How do you view the issuer segment of the payments market and what synergies do you see that’s between the two companies and the issuing line of business that can help issuing continue to progress and move forward.

Jeff Sloan: Well listen, the issuing business is critical to the success of the company. I mean I think that’s the, that’s just, uh, we’ll stop right there. The second thing I’d say, and Troy actually alluded to this is, particularly outside of the United States, we get asked all the time, just like Troy gets asked, where’s your merchant business outside the United States, I can’t tell you how many times I’ve been asked “well, do you guys do issuing too?” I already used the example of a European bank calling me the other day saying we want to talk to TSYS, not to Global Payments but to TSYS. So, what I would tell you is outside of the United States in particular there is a very distinct need for Issuing and Acquiring to be resident in the same company. That’s just the way the market is, the market’s developed, that’s the way buyers buy those services, that’s where I think a lot of the partnership and acquisition opportunities outside the United States and in Europe and Latin America in particular really are so I think it’s critical that we be successful in growing the Issuing business as fast as we can grow it. The amount of cross referrals that we can do from Merchant to Issuer and from Issuer to Merchant, there really is no limit. I think the limit is how effectively can we prioritize those cross referrals when we get to market. TSYS is stronger than Global Payments in Latin America. Global Payments outside mainland China has more of a presence in Asia than TSYS does and those are opportunities. The same thing is true in Canada the same thing is true across Europe, so Issuer is absolutely critical to growing the client business and, as Troy said a few minutes ago, it doesn’t mean that we don’t have competitors, it doesn’t mean that we don’t have businesses like Fidelity or Fiserv that are good at what they do, but it’s important to understand that as a pure play payments company, every amount of capital, every dollar of capital that you put to the combined business it’s toward the furtherance of success of the payments business. We all know how budgets work, when something needs to get cut and you’re selling 50 different things. One is mortgages, one is loans, one is deposits. Those are all very good businesses, but you can’t fund all of them at the same time, the capital is not into it (infinite?). So it’s important in that context to recognize that those dollars of capital coming out of TSYS and coming out of Global Payments on a combined basis are going into Issuing and going into the businesses that produce the growth and got us to where we are today and going to take us to where we are going to be. And I would say, going back to what Troy said before about scale, and I don’t know Troy, we haven’t really talked about this, so, this might be, this is actually eye opening to look at it, so on a combined basis TSYS and Global Payments at the time we close will be the fourth largest public company in Georgia measured by market capitalization. Now those other companies are great, I’m going to poo poo Coca-Cola or Home Depot. Those companies are real good and UPS is number three, and those are great businesses and in many cases great partners of each of us, but I will tell you there is no reason we can’t be number three, we’re in shouting distance of UPS so when you think about where the combined company is today, what the trajectory of the business is, I fully expect us to break that top 3 in the next couple of years and you know how we’re going to get there? By firing on all cylinders including especially in one of our largest businesses Issuing, so Issuing is absolutely critical to what we do. The other thing I’ll say, you didn’t ask this question but it’s a related point, so on Netspend and our Consumer, TSYS’ can’t say our yet we’ve got to get through government stuff its TSYS’ consumer solutions business, so I’ve already gotten multiple phone calls including one when Cameron and I were in Mexico yesterday it was a conversation about how fast can you bring Consumer Solutions to my country meaning, in this example, Spain or Mexico, that is to say outside of the United States. So, we’re getting unsolicited and TSYS obviously went through this before, inquiries into expanding not just Issuer of course but Consumer Solutions to other parts of the world, but I think that’s a fantastic opportunity for the combined business and that’s how we’re going to be number 3 by market cap shortly, I think number 1 or 2 you’re going to have to wait for Home Depot or Coca-Cola to do something different than they currently do.

Troy Woods: We don’t want 300,000 people like Home Depot.

Jeff Sloan: But we’d be worth like 250 billion, but I think at the end of the day let’s set our sights on Troy if we could, there’s no reason why can’t be there in the next couple of years.

Moderator (Toni): Any other questions in the room?

Jeri Godfrey (TSYS Team Member): I have one that came in on text that is kinda fun. Jeff and Troy, you have known each other for a significant amount of time, can you describe each other in three words?

Jeff Sloan: You go first

Troy Woods: Did you say three words? OK, trustworthy, smart, capable, that’s Jeff Sloan

Jeff Sloan: You see, this is why I had you go first, it’s like an open book test. Well listen, I will say with Troy, gracious, honest and family. I think those are the three things that I think about Troy. We didn’t rehearse that, that just kinda came up as a question.

Moderator (Toni): Alright, any other questions in the room, just raise your hand and we’ll get a mic to you. OK, this one is for both of you and I think we’ll start with Jeff. You mentioned Diversity and Inclusion a few minutes ago, and since D&I has been trending you know and is a focus in many organizations now, how intentional will the decision making be in making sure that the demographics of the future senior and executive leadership will be reflective of the diversity of this global company?

Jeff Sloan: I’ll take the Global Payments side and obviously that Troy will speak for TSYS so, listen, I think mathematically just to give a little bit of context for Global Payments so, Global Payments is actually in the United States where we primarily measure, it’s a little harder to do overseas, we’re actually fairly diverse today so I’d say relative to our financial services and technology peers actually we’re in a relatively good place. Now, unfortunately, I would say a lot of that is by accident and I would say a lot of that is also not as good nearly as it can be. So I mentioned before we started a number of years ago an effort to make sure that it’s not accidental that we actually take it to where we think it needs to be and really drive it to a point that makes us feel very proud about where we are. So one example, to respond to what you asked is, when we are looking outside the company in particular, for new executives we require and interview a diverse slate of candidates. We think as a company and I know TSYS and Troy feel exactly the same way, when we look at Directors for our Board as a company at Global Payments, and Troy and I have talked about this, we require that we actively recruit diverse and inclusive candidates. So, we are not where we want to be, we have plenty of way to go and plenty of work to be done, but we’re very proud of where we are and I think we’re doing the right thing to get there but it requires continual focus, investment in mentoring, career counseling and training and all the things that we need to do very similar to TSYS, the fact that we’ve rolled out Unconscious Bias training to all of our managers worldwide at Global Payments in the last number of months. These are all steps along the path so it’s a journey and it’s ever changing, but I feel that we’ve made a lot of progress and I know that we’ll continue to do that going ahead and that is something that I know having spent a lot of time with Troy is very important to the culture of the combined company and very important to TSYS.

Troy Woods: Yeah, maybe I can just add to that a little bit from the TSYS perspective. Again, maybe starting with our board as well, and I think all of you know this over the past really roughly year and a half, two years made a very concertive effort to become more diverse on our board. About 40% of our board is now classified as diverse, a heck of a lot better than where it was literally 24 months ago. But like Jeff said it’s a journey you never stop. On the management side you’ve heard me stand up and talk about it, I’m not proud of the fact that when we look at our executive leadership team that it’s not more diverse than it is, and we too are making a very concertive effort. I don’t mind sharing this with you, I never will forget we were up in New York, I don’t know three weeks ago, I’ve lost track of everything Cameron, but and had a big meeting in New York, a 12-hour meeting to be exact, remember that one? And me and Paul Todd and Cameron and Jeff went to dinner and I didn’t know where Jeff thought I was going but I told Jeff, when we were in a private room, I said Jeff you know and I’m just gonna, you know how I am I’m transparent, I said you know Jeff you and I have failed miserably and Jeff kinda what a way to end the day, what a way to end a 12-hour meeting. I said well we’ve gotta do a better job of diversity in our executive leadership teams. When I look around the room at who TSYS brought to this meeting and you brought up at this meeting you know it’s not as diverse as it needs to be. And he agreed 100%. And so it is a journey, it takes work and so we’re working at it. I do believe this, that he and I both, and I know the management team, I know TSYS is and I’m also convinced from Jeff that your team is as well, we’re committed to making it better.

Moderator (Toni): OK, any questions in the room? OK, there’s one right there.

Tim McCullough (TSYS Team Member): With the acquisitions you’ve made over the last few years how integrated vs. stand alone is your technology stack?

Jeff Sloan: Well that may be a great question for Guido Sacchi who’s here, but I would say the general answer to your question is we segment our businesses into two types, the first is what we call our edge businesses which generally tend to be as Troy described our software, software related businesses. And in those businesses we generally keep them not integrated to answer your question. So what does that mean, for example, so we’re a bunch of vertical markets. Restaurants is a really good example as a vertical market in the industry and also for Heartland and Global Payments. In that instance we don’t tell the firms at SiteCo or at Genial here’s the restaurant software you should build, so from that point of view it’s not particularly integrated, but, that’s why we call edge so their innovating at the edge their developing the products and services that they think Burger King and Tim Hortins and the like or Popeye’s are really going to want. That’s one example. But we also have elements within those businesses that are across most our portfolios that we go core. Those are things that we think that we can apply a lot of scale to that we can are pretty good at. So, while we’re not good at telling the Burger Kings folks here’s what you should do at the drive through, here’s what the physical point of sale software should look like, but we are very good at compliance, we’re very good at scale and payments processing, which is why a pure play payments company made so much sense, as Troy alluded to before, we’re very good at architecture so while we allow our restaurant business to, for example, to innovate and develop their software we send in our systems enterprise architects to say is that the right architecture, is it secure, is it compliant, is it scalable, is it expensable, can I bring it overseas those are things that we think we are really good at. Because in a combined basis TSYS and Global Payments have 6,000 people running around in technology, so if we’re not good at technology as a technology company you’ve got a lot of problems, right. So it’s important for us, therefore, to have a good point of view on things that are good horizontally so I would say the specific end vertical “No.” We leave the innovation at the edge, the core functionality of what we do, we largely try to consolidate. It’s a balance in really everything that we do. Sure

Moderator (Toni): Anyone else. I have a final question here that was texted in and Troy this is for you. Will TSYS shares with an ESPP be converted to Global Payment Shares, and then there are two more parts to it, what about shares of restricted stock awards, RSU’s and shares tied to performance grants, and no. 3 will they be converted as well.

Troy Woods: Well, I can tell you what that person’s thinking. I mean the simple answer is Yes. All of that will be addressed all of that will be dealt with they will be converted we’re working through the process now, we’re making sure we nail down the mechanics if you will of the performance shares because obviously pulling these two companies together we’ll mix up that apple cart a little but the simple answer is Yes no one is going to walk away. . . I had a question last week that said I just don’t understand why if I’ve got a thousand shares of TSYS why when we put these two companies together I’m only going to have 810 shares of TSYS. It doesn’t work that way, but it will all get converted correctly and converted over to Global shares correct. Ryland, anything you want to add to that or?

Ryland Harrelson (TSYS Team Member): [Inaudible]

Ryland Harrelson (TSYS Team Member): I’ll start again, the big thing that I’ve heard on that same question is that all the awards that we have are being assumed, and with assumed, to your point, we’ve got to work out some mechanics but everything everyone has outstanding whether it’s an ESPP account or, you know, equity awards that are time based or whatever, they will be assumed, so same vesting periods, etc. is what we’re going to see, so, I think we’re in a good place.

Troy Woods: I will add this kind of a funny note, my brother called me about three or four days ago, he retired from TSYS and he was asking because he didn’t care about anything but the stock and so I called AST I believe and I get the stock quote and so how’s that all going to work? I said well we haven’t worked all that out yet, but it’ll get taken care of and he asked me a second question and I said well that’s being addressed to. And he said, well you know for being CEO of the company you don’t know crap. And I said, well thank you very much.

Moderator (Toni): Alright, well on that note, any other questions?

Troy Woods: Well look, thank you very much, I appreciate you coming in.

Moderator (Toni): Oh wait, I think we have one.

Elizabeth Swain (TSYS Team Member): Thank you, I’m sorry, one more question, I’m Elizabeth Swain I’m from the issuing segment and I think this a great story to tell and I think there’s a lot of good opportunities and it’s going to be easy for us to go back to our teams and share a lot of good information. I think our teams are more concerned with the day to day impacts that they’ll see, things like vacation and day care and can I still wear shorts to work. Knowing that yall are still working those out and working out those details, do you have a timeline that we can share with our teams that kind of you are trying to get this done before the deal is completed or will this continue over the next six months or year, what’s thought around that?

Troy Woods: Let me take a stab at that and Ryland jump in, I think the short answer is we don’t have a timeline at the moment. As you can imagine there’s about 6,000 things that have to be all addressed both the mechanics of the performance shares and all the way to, trust me Global’s not going to come in and say no more shorts around. I mean, Jeff wears blue jeans, I’m going to wear blue jeans tomorrow to work. But I know we’ve had these conversations too, that they’re on Workday like us, they’re self-insured like us, different company administers I think UnitedHealth we’re Blue Cross, they’ve got pet insurance, we don’t have pet insurance, but we’re going to look at the best of both. I can’t keep up with all the PDOs and all that stuff anymore but all of that will be worked out and I know that’s important, I don’t mean to demean that all but we don’t have all those answers yet but Ryland, I don’t know if you have anything to add to that.

Ryland Harrelson (TSYS Team Member): Not much to add Troy, but I will tell you that through ‘19 everything’s going to run as it does today I mean through ‘19. And we’re going to get it to the planning stage you know once we get the transaction complete, and we’re going to have to look at ‘20. I will tell you that if you compare and just go down the list of what Global offers to all their team members and what we offer to all our team members I mean it’s almost check, check, check, check, check, right down the, almost identical.

Jeff Sloan: Just one point from Global’s side, I mean you asked the way you did, so we do have pet insurance that didn’t come from legacy Global, that was actually when we did an acquisition Active Network they had pet insurance and we thought it was a great idea, so I agree with Troy completely in terms of the best of both companies but I would also say that we’re very much open minded so there’s things that we looked at that at Global like flexible work weeks, there’s certainly a lot of work from home, so my guess is TSYS is some what the same as Global Payments is .... Flexible work weeks, flexible hours, gifting of hours, that kind of stuff; we haven’t yet figured that out but to Troy’s point at Global Payments but we want to take the best of both companies and as Ryland mentioned, once we get to the end of ‘19 certainly looking ahead and saying for a company this size with this scale what is the best thing to do for our people, what are people asking for, what do they really want? And that’s a very good time to implement those things and, to be honest, that’s how we decided to go with pet insurance, it came from one of the deals that we did and it was important and we thought it was a great idea and rolled out to the rest of the employee base and I would hope that we would do the same thing here.

Troy Woods: Well again, thanks to everybody for coming in and asking the questions. Jeff thank you and your management team for making the effort for being here we appreciate it very much. Thank you.

------end of meeting------

Forward-Looking Statements

Certain of the matters discussed in this communication which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which TSYS and Global Payments operate and beliefs of and assumptions made by TSYS management and Global Payments management, involve uncertainties that could significantly affect the financial condition, results of operations, business plans and the future performance of TSYS, Global Payments or the combined company. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “estimates,” “forecasts,” “projects,” “plans,” “may,” “could,” “should,” “would,” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying these statements. Such forward-looking statements include, but are not limited to, statements about the strategic rationale and financial benefits of the transaction, including expected future financial and operating results and the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; statements of plans and objectives of TSYS or Global Payments or their management or Board of Directors, including those relating to products or services; and statements of future economic performance — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and therefore actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. In addition to factors previously disclosed in TSYS’ and Global Payments’ reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of TSYS and Global Payments to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against TSYS, Global Payments or their respective directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger on a timely basis or at all, including the risk that regulatory approvals required for the merger are not obtained on a timely basis or at all, or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain approval by TSYS shareholders and Global Payments shareholders on the expected terms and schedule; difficulties and delays in integrating the TSYS and Global Payments businesses, including with respect to implementing systems to prevent a material security breach of any internal systems or to successfully manage credit and fraud risks in business units; failing to fully realize anticipated cost savings and other anticipated benefits of the merger when expected or at all; business disruptions from the proposed merger that will harm TSYS’ or Global Payments’ business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, including as it relates to TSYS’ or Global Payments’ ability to successfully renew existing client contracts on favorable terms or at all and obtain new clients; failing to comply with the applicable requirements of Visa, Mastercard or other payment networks or card schemes or changes in those requirements; the ability of TSYS or Global Payments to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the long-term value of the common stock of Global Payments following the merger, including the dilution caused by Global Payments’ issuance of additional shares of its common stock in connection with the transaction; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which TSYS and Global Payments operate; the impact of new or changes in current laws, regulations, credit card association rules or other industry standards, including privacy and cybersecurity laws and regulations; and events beyond TSYS’ or Global Payments’ control, such as acts of terrorism.

Any forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither TSYS nor Global Payments undertakes any obligation to update forward-looking statements. For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in TSYS’ and Global Payments’ most recent annual reports on Form 10-K for the year ended December 31, 2018, quarterly reports on Form 10-Q for the period ended March 31, 2019, and any material updates to these factors contained in any of TSYS’ and Global Payments’ future filings.

As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place any reliance on these forward-looking statements. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information and Where to Find It

In connection with the proposed merger, Global Payments will file with the SEC a registration statement on Form S-4 to register the shares of Global Payments’ common stock to be issued in connection with the merger. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of TSYS and Global Payments seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT TSYS, GLOBAL PAYMENTS AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from TSYS at its website, www.tsys.com, or from Global Payments at its website, www.globalpaymentsinc.com. Documents filed with the SEC by TSYS will be available free of charge by accessing TSYS’ website at www.tsys.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to TSYS at One TSYS Way, Columbus, Georgia 31901, and documents filed with the SEC by Global Payments will be available free of charge by accessing Global Payments’ website at www.globalpaymentsinc.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to Global Payments at 3550 Lenox Road, Suite 3000 Atlanta, Georgia 30326, Attention: Investor Relations.

Participants In The Solicitation

TSYS and Global Payments and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Global Payments and TSYS in respect of the proposed merger under the rules of the SEC. Information about Global Payments’ directors and executive officers is available in Global Payments’ proxy statement dated March 13, 2019 for its 2019 Annual Meeting of Shareholders. Information about TSYS’ directors and executive officers is available in TSYS’ proxy statement dated March 20, 2019 for its 2019 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Global Payments or TSYS using the sources indicated above.

No Offer Or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.